UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38766

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MMTEC, INC.
(Translation of registrant’s name into English)

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Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual Meeting of Shareholders and Proxy Statement of MMtec, Inc. (the “Company”).

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement because it contains important information about the Company and the Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Room 2302, 23rd Floor, FWD Financial Center, 308 Des Voeux Road Central, Sheung Wan, Hong Kong.

Exhibit No.	Description
99.1	Notice of Annual Meeting of Shareholders and Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.
By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: January 10, 2025